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                            METROPOLITAN SERIES FUND

                             SUB-ITEM 77Q1 EXHIBITS

In response to Sub-Item 77Q1(e), the following Sub-Advisory Agreement was amended, and such amendment is attached herewith as follows:

SUB-ADVISORY AGREEMENT
------------------------

PORTFOLIO:

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
Van Eck Global Natural Resources Portfolio       Exhibit 77Q1(e)(i)
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                                                              Exhibit 77Q1(e)(i)

                            METROPOLITAN SERIES FUND

                                AMENDMENT NO. 1
                                     TO THE
                             SUBADVISORY AGREEMENT
                  (VAN ECK GLOBAL NATURAL RESOURCES PORTFOLIO)

AMENDMENT made as of this 13th day of November, 2012 to the Subadvisory Agreement dated October 30, 2008 (the "Agreement"), by and between MetLife Advisers, LLC, a Delaware limited liability company (the "Manager"), and Van Eck Associates Corporation, a Delaware corporation (the "Subadviser"). In consideration of the mutual covenants contained herein, the parties agree as follows:

1. CHANGE TO COMPENSATION OF SUBADVISER

      Pursuant to Paragraph 10 of the Agreement, the compensation of the Subadviser referenced in Paragraph 6, which contains the schedule of fees, is hereby amended as follows:

      6. Compensation of the Subadviser. As full compensation for all services
         ------------------------------
rendered, facilities furnished and expenses borne by the Subadviser hereunder, the Manager shall pay the Subadviser compensation at the annual rate of 0.50% of the first $250 million of the Portfolio's average net assets, 0.475% of the next $250 million of the Portfolio's average net assets, and 0.45% of the excess over $500 million in average net assets. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Portfolio pursuant to the Advisory Agreement. If the Subadviser shall serve for less than the whole month or another agreed upon interval, the forgoing compensation shall be prorated. The Manager may from time to time waive the compensation it is entitled to receive from the Fund; however, any such waiver will have no effect on the Manager's obligation to pay the Subadviser the compensation provided for herein.

2. SUBADVISORY AGREEMENT

      In all other respects, the Agreement is confirmed and remains in full force and effect.

3. EFFECTIVE DATE

      This Amendment shall become effective as of January 1, 2013.

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      IN WITNESS WHEREOF, the parties have executed this Amendment on the day and year first above written.

METLIFE ADVISERS, LLC                  VAN ECK ASSOCIATES CORPORATION

By: /s/ Jeffrey L. Bernier             By: /s/ Bruce J. Smith
    ----------------------------           ------------------------------
    Jeffrey L. Bernier                 Name: Bruce J. Smith
    Senior Vice President              Title: Senior Vice President & Chief
                                              Financial Officer